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October 26, 2011
VIA EDGAR CORRESPONDENCE
John Reynolds
Assistant Director
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Rotech Healthcare Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File No. 000-50940

Dear Mr. Reynolds:

On behalf of our client, Rotech Healthcare Inc. (the “Company”), we are supplementing our letter of October 11, 2011 based on subsequent discussions with the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Based on our discussions with the Staff, the Company confirms that it will file, as an exhibit to the Company’s upcoming periodic report, that certain Credit Agreement dated March 30, 2007 among the Company and the parties identified therein, previously filed as Exhibit 10.11 to the above-referenced filing (the “Agreement”), together with all exhibits, schedules, and/or attachments to the Agreement.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	Philip L. Carter, Chief Executive Officer

Rebecca L. Myers, Chief Legal Officer

    Rotech Healthcare Inc.